082-03470



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



22nd January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SEC Mail
Mail Processing
Section

JAN 29 2010

Washington, DC
109

SUPPL

Dear Sirs,

Unaudited Financial Results for the
Quarter and Nine months ended 31st December, 2009

Further to our letter dated 22nd January, 2010 forwarding the Unaudited Financial Results of the Company for the Quarter and Nine months ended 31st December, 2009, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

SEC Mail
Mail Processing
Section

JAN 28 2010

Washington, DC
109



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

January 22, 2010

SEC Mail
Mail Processing
Section
JAN 28 2010
Washington, DC
109

Financial Results for the quarter ended 31st December, 2009

Pre-Tax Profits up 28%

Highlights

- **Profits from Operations : + 26 %**
- **Pre-Tax Profits : + 28 %**
- **Post Tax Profits : + 27 %**

- **Non-cigarette FMCG segment registers robust revenue growth at 24%.**

- **Paper and Pulp investments leveraged to improve value capture and margins. Segment results grow by 81%.**

- **Agri business profits more than double for two quarters running with a growth of 107%, driven by robust leaf tobacco exports.**

- **Hotels business revenues remain flat due to weak global economic recovery, although sequential improvement has begun.**

- **The 'ITC Hotel Royal Gardenia' is declared the world's largest LEED Platinum rated Green Hotel – It is the only Hotel in India to get Platinum rating.**

- **ITC ranked 2nd in India and 7th in Asia in the first of its kind Asian Sustainability Rating (ASR(TM)) released by CSR Asia.**

ITC delivered an impressive performance for the quarter ended December 2009 with Net Profit growing by 27% over the previous year to touch Rs.1144 crs. Pre-Tax Profit at Rs.1701 crores grew by 28% driven by handsome growth in non-cigarette FMCG, Agri and Paperboard & Packaging businesses. Improved product mix, smart sourcing in the face of commodity inflation and intensive cost management actions contributed to this sizeable growth in bottom line.

Whilst the FMCG and Paperboard & Packaging segments grew handsomely in net revenues led by growth in volumes, revenue growth in the Agri business was driven by both volume and improved realisations. While the performance of the Hotels business has improved sequentially, it is still caught in the throes of a weak recovery momentum.

Earnings Per Share for the quarter stood at Rs.3.02.

FMCG – Cigarettes

The Company's relentless focus on providing world-class products to consumers sustained its leadership position in the industry. Innovation and consumer centricity have enabled the business to deliver superior value through its brand portfolio of well crafted blends, contemporary packaging styles and use of state-of-the-art manufacturing technology. Several key initiatives across the brand portfolio in terms of pack modernization, improvement in smoke profile and introduction of new brands such as 'Gold Flake Kings Gold' and 'Navy Cut Kings' have bolstered the Company's market standing in the premium categories and improved market shares in all segments. On the manufacturing front, investments are being progressed towards enhancement of quality, productivity and variety. Similarly, focussed initiatives have commenced to strengthen the trade and distribution channels.

Disparate imposition of graphic health warnings on tobacco products has provided a fillip to the growth of contraband trade which does not comply with the regulatory requirement of graphic warnings. Restrictive and asymmetric regulations encourage tobacco consumers to switch to cheaper forms of tobacco, adversely impacting the earnings of farmers who grow cigarette type tobaccos.

An increasing cause of concern is the upward revision of VAT rates on cigarettes in certain states. Indiscriminate increase in VAT rates will distort the basic concept of a common Indian market based on uniformity of rates in taxes. VAT was introduced on cigarettes in 2007 at 12.5% uniformly across the states. Such a uniform levy is critical to prevent an unhealthy tax rate 'war' and the consequent trade diversion amongst States/Union Territories. Recent increases

in VAT will provide an attractive tax arbitrage opportunity and encourage illegal inter-state flow of cigarettes. Consequently, States with higher rates are likely to lose out on revenue collection. Such an outcome would not only defeat the purpose of augmenting revenue, but would also result in trade falling into the hands of undesirable syndicates. The cigarette industry has urged the deviating states to retain the consensus VAT rate of 12.5%. Leaving the VAT rate on cigarettes untouched will help expand the tax base to augment revenue collections for the State Governments and prevent illegal inter-state trade diversion.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties last year) has been occupied by duty-evaded illegal regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenues, market stability and the social objective of regulating tobacco consumption. Some reports indicate that funds from illegally produced and contraband cigarettes often find their way to finance terrorism and other anti-social activities. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry. In addition, the Government could also consider the introduction of a new excise duty slab that would enable the legitimate industry to offer the consumer tax paid cigarettes at this price point.

Despite the current challenging market conditions, the Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to deliver strong results and shareholder value.

Branded Packaged Foods

Notwithstanding difficult market conditions, the Branded Packaged Foods business grew by an impressive 24% during the quarter. The business has driven consumer franchise, improved the product mix, ensured smarter sourcing of inputs, improved market servicing and driven supply chain efficiencies.

The **"Bingo!"** range of potato chips and finger snack foods witnessed a handsome revenue growth of 59% with the launch of new variants. The award winning marketing campaign along with focussed marketing schemes continue to reinforce the unique selling proposition of the exciting array of products. Relaunch of 'Tedhe Medhe' variant in select Northern markets has met with enthusiastic response from the consumers.

Sales of **"Sunfeast"** range of biscuits grew by 11% aided by a richer product mix of value added variants of cookies and creams, the sales of which increased by 21% and 38% respectively. The re-launch of 'Marie' has found wide acceptance among consumers with sales increasing by 78% yoy.

In the Staples category, **"Aashirvaad's"** leadership position continues to consolidate with sales improving by 34% supported by both improved price realization and higher market share. The Confectionery category revenues grew by 34% with the launch of 'GOL' (mint chew), enhanced sales of Eclairs, and wider consumer acceptance of variants such as Lactos and Tofichoos.

The business is focusing on specific actions to minimize the impact of inflationary commodity prices.

Personal Care Products

The carefully architected portfolio of brands is gaining increasing consumer acceptance. Research and product development are being leveraged innovatively to enhance brand equity. Existing and proposed investments in tax exempt manufacturing capacities will provide flexibility and cost advantage. The business has extended its line of soaps, shampoos and shower gels to widen its product portfolio and establish a larger position in the growing Personal Care market. Whilst celebrity endorsed brand communication has improved brand salience, attractively crafted schemes are triggering consumer trials. Enhanced consumer engagement and focussed consumer activation programmes are building appreciable brand franchise.

The 'Mikkel' Eau De Toilette and aftershave lotion launched a few months earlier are now widely available at the exclusive Wills Lifestyle stores.

Education & Stationery Products

The Education & Stationery Products business continued on its impressive growth trajectory (33%), emerging as the largest player in the notebook segment with a market share of 12%. The **"Classmate"** brand which has established a strong presence amongst the student community in India is extending its franchise with an enhanced portfolio of scholastic products comprising geometry boxes, pens, pencils, markers, highlighters etc. Classmate aspires to be the most trusted student education and stationery brand.

The business has leveraged the Company's environment friendly superior paper, high-end knowledge of printing and its trade marketing expertise to successfully attain a position of leadership in the Education and Stationery products market. It has recently signed Yuvraj Singh, the stylish India team left hand bat and Soha Ali Khan, the versatile actor as its brand ambassadors.

Hotels

India's resilient growth has enabled the hotels business to commence a sizeable recovery. The business has seen substantial improvement in both occupancies and average room rates during the quarter. In the challenging circumstances that prevailed for the last 12 months, the business held its leadership position in most markets.

ITC Hotel Royal Gardenia, which opened its doors to guests during the quarter, was conferred the highest rating for green buildings in the world – the LEED India Platinum Rating. This recognition makes it the world's largest platinum rated hotel – yet another endorsement of ITC's leadership in sustainability practices. Apart from its Green credentials, The Royal Gardenia scores high on natural sophistication and elegance, promising its discerning guests unsurpassed refined living.

The business continues to pursue an aggressive investment led growth strategy recognising the longer-term potential of this sector and the need for increased room capacities commensurate with India's economic growth.

Paperboards, Specialty Papers & Packaging

With segment revenues of the quarter posting a strong growth of 29% over the previous year, segment results registered an even more impressive growth of 81%. The improvement in profitability was driven by an enriched mix of valued added products, which grew by 50%, higher capacity utilisation, lower input costs and significant value capture in pulp mill operations.

Recent investments in paper and pulp capacities have enabled the business to tap the emerging growth opportunities in the writing and printing paper segments and further consolidate its market standing. The doubling of pulp capacity, as a result of the investment in the 'Ozone Bleached' Pulp mill, has enabled the business to achieve cost competitiveness.

In the Packaging and Printing business, satisfactory commissioning of investments in the flexibles and carton lines has enhanced its capability to deliver value added packaging to key customers in the consumer electronics and FMCG industries. Sales of carton packaging to external customers rose by 47% over the previous year. The business continues to provide state-of-the-art strategic sourcing support to the cigarette business. Its full range of capabilities riding on multiple packaging platforms will enable the business to build a strong position in the domestic and export markets.

Agri Business

The Agri business improved its profits significantly, driven by the continuing strong performance of the leaf tobacco portfolio. The business maintained its position as the foremost exporter of leaf tobacco with export revenues for the quarter registering an unprecedented growth of 194% on the back of growing demand for Indian tobaccos. Gains were made in new business development, even as the business continued to make customised product and service offerings to both existing and new customers. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives.

The Company deepened its social sector imprint by expanding to newer districts during the period. Social development projects are currently being progressed in 55 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's initiative in the recycling programme 'Wealth out of Waste (WOW)' in various southern cities and towns has created considerable awareness on the benefits of the "Reduce, Reuse, Recyle" process. The success of this unique initiative, acclaimed by Indian civic authorities and applauded beyond India's borders, will be leveraged to extend this programme to other cities in the country.

Flowing from its commitment to the triple bottom line philosophy, ITC has chosen Wind Energy as a focus area for enhancing its positive environmental footprint. The Company's total investment in Wind Energy will soon touch Rs.275 crores post commissioning of wind turbines in Maharashtra and Karnataka. The Company has already invested close to Rs.125 crores in wind energy generation in Tamil Nadu and Maharasthra to meet the requirements of its Packaging business in Chennai and Hotels business in Mumbai. These Clean Energy Initiatives have delivered high performance parameters. The Company's investments in Wind Energy are eligible for Carbon Credits under the Clean Development Mechanism of the Kyoto Protocol, resulting in substantial cost savings.

The Company's social sector footprint can be seen at a glance in the following chart: :

Intervention Areas	Unit of Measurement	Dec 2009 (Cumulative Achievement)
Total Districts Covered	Number	55
Social and Farm Forestry		
Area Planted	Hectare	102,973
Soil Moisture Conservation Programme		
Area Covered	Hectare	47,812
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13,727
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	148
Animal Husbandry Services	Milch Animals	366,771
Economic Employment of Women		
SHG Members	Persons	18,811
Women Entrepreneurs	Persons	22,162
Primary Education		
Beneficiaries	Children	216,422
Health and Sanitation		
Low Cost Sanitary Units	Number	2,746

The Board of Directors, at its meeting in Kolkata on 22nd January 2010, approved the financial results for the quarter ended 31st December 2009, which are enclosed.



(Nazeeb Arif)
Vice President
Corp. Communications



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

January 22, 2010

Financial Results for the quarter ended 31st December, 2009

Pre-Tax Profits up 28%

Highlights

- **Profits from Operations : + 26 %**
- **Pre-Tax Profits : + 28 %**
- **Post Tax Profits : + 27 %**

- **Non-cigarette FMCG segment registers robust revenue growth at 24%.**

- **Paper and Pulp investments leveraged to improve value capture and margins. Segment results grow by 81%.**

- **Agri business profits more than double for two quarters running with a growth of 107%, driven by robust leaf tobacco exports.**

- **Hotels business revenues remain flat due to weak global economic recovery, although sequential improvement has begun.**

- **The 'ITC Hotel Royal Gardenia' is declared the world's largest LEED Platinum rated Green Hotel – It is the only Hotel in India to get Platinum rating.**

- **ITC ranked 2nd in India and 7th in Asia in the first of its kind Asian Sustainability Rating (ASR(TM)) released by CSR Asia.**

ITC delivered an impressive performance for the quarter ended December 2009 with Net Profit growing by 27% over the previous year to touch Rs.1144 crs. Pre-Tax Profit at Rs.1701 crores grew by 28% driven by handsome growth in non-cigarette FMCG, Agri and Paperboard & Packaging businesses. Improved product mix, smart sourcing in the face of commodity inflation and intensive cost management actions contributed to this sizeable growth in bottom line.

Whilst the FMCG and Paperboard & Packaging segments grew handsomely in net revenues led by growth in volumes, revenue growth in the Agri business was driven by both volume and improved realisations. While the performance of the Hotels business has improved sequentially, it is still caught in the throes of a weak recovery momentum.

Earnings Per Share for the quarter stood at Rs.3.02.

FMCG – Cigarettes

The Company's relentless focus on providing world-class products to consumers sustained its leadership position in the industry. Innovation and consumer centricity have enabled the business to deliver superior value through its brand portfolio of well crafted blends, contemporary packaging styles and use of state-of-the-art manufacturing technology. Several key initiatives across the brand portfolio in terms of pack modernization, improvement in smoke profile and introduction of new brands such as 'Gold Flake Kings Gold' and 'Navy Cut Kings' have bolstered the Company's market standing in the premium categories and improved market shares in all segments. On the manufacturing front, investments are being progressed towards enhancement of quality, productivity and variety. Similarly, focussed initiatives have commenced to strengthen the trade and distribution channels.

Disparate imposition of graphic health warnings on tobacco products has provided a fillip to the growth of contraband trade which does not comply with the regulatory requirement of graphic warnings. Restrictive and asymmetric regulations encourage tobacco consumers to switch to cheaper forms of tobacco, adversely impacting the earnings of farmers who grow cigarette type tobaccos.

An increasing cause of concern is the upward revision of VAT rates on cigarettes in certain states. Indiscriminate increase in VAT rates will distort the basic concept of a common Indian market based on uniformity of rates in taxes. VAT was introduced on cigarettes in 2007 at 12.5% uniformly across the states. Such a uniform levy is critical to prevent an unhealthy tax rate 'war' and the consequent trade diversion amongst States/Union Territories. Recent increases

in VAT will provide an attractive tax arbitrage opportunity and encourage illegal inter-state flow of cigarettes. Consequently, States with higher rates are likely to lose out on revenue collection. Such an outcome would not only defeat the purpose of augmenting revenue, but would also result in trade falling into the hands of undesirable syndicates. The cigarette industry has urged the deviating states to retain the consensus VAT rate of 12.5%. Leaving the VAT rate on cigarettes untouched will help expand the tax base to augment revenue collections for the State Governments and prevent illegal inter-state trade diversion.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties last year) has been occupied by duty-evaded illegal regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenues, market stability and the social objective of regulating tobacco consumption. Some reports indicate that funds from illegally produced and contraband cigarettes often find their way to finance terrorism and other anti-social activities. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry. In addition, the Government could also consider the introduction of a new excise duty slab that would enable the legitimate industry to offer the consumer tax paid cigarettes at this price point.

Despite the current challenging market conditions, the Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to deliver strong results and shareholder value.

Branded Packaged Foods

Notwithstanding difficult market conditions, the Branded Packaged Foods business grew by an impressive 24% during the quarter. The business has driven consumer franchise, improved the product mix, ensured smarter sourcing of inputs, improved market servicing and driven supply chain efficiencies.

The **"Bingo!"** range of potato chips and finger snack foods witnessed a handsome revenue growth of 59% with the launch of new variants. The award winning marketing campaign along with focussed marketing schemes continue to reinforce the unique selling proposition of the exciting array of products. Relaunch of 'Tedhe Medhe' variant in select Northern markets has met with enthusiastic response from the consumers.

Sales of **"Sunfeast"** range of biscuits grew by 11% aided by a richer product mix of value added variants of cookies and creams, the sales of which increased by 21% and 38% respectively. The re-launch of 'Marie' has found wide acceptance among consumers with sales increasing by 78% yoy.

In the Staples category, **"Aashirvaad's"** leadership position continues to consolidate with sales improving by 34% supported by both improved price realization and higher market share. The Confectionery category revenues grew by 34% with the launch of 'GOL' (mint chew), enhanced sales of Eclairs, and wider consumer acceptance of variants such as Lactos and Tofichoos.

The business is focusing on specific actions to minimize the impact of inflationary commodity prices.

Personal Care Products

The carefully architected portfolio of brands is gaining increasing consumer acceptance. Research and product development are being leveraged innovatively to enhance brand equity. Existing and proposed investments in tax exempt manufacturing capacities will provide flexibility and cost advantage. The business has extended its line of soaps, shampoos and shower gels to widen its product portfolio and establish a larger position in the growing Personal Care market. Whilst celebrity endorsed brand communication has improved brand salience, attractively crafted schemes are triggering consumer trials. Enhanced consumer engagement and focussed consumer activation programmes are building appreciable brand franchise.

The 'Mikkel' Eau De Toilette and aftershave lotion launched a few months earlier are now widely available at the exclusive Wills Lifestyle stores.

Education & Stationery Products

The Education & Stationery Products business continued on its impressive growth trajectory (33%), emerging as the largest player in the notebook segment with a market share of 12%. The **"Classmate"** brand which has established a strong presence amongst the student community in India is extending its franchise with an enhanced portfolio of scholastic products comprising geometry boxes, pens, pencils, markers, highlighters etc. Classmate aspires to be the most trusted student education and stationery brand.

The business has leveraged the Company's environment friendly superior paper, high-end knowledge of printing and its trade marketing expertise to successfully attain a position of leadership in the Education and Stationery products market. It has recently signed Yuvraj Singh, the stylish India team left hand bat and Soha Ali Khan, the versatile actor as its brand ambassadors.

Hotels

India's resilient growth has enabled the hotels business to commence a sizeable recovery. The business has seen substantial improvement in both occupancies and average room rates during the quarter. In the challenging circumstances that prevailed for the last 12 months, the business held its leadership position in most markets.

ITC Hotel Royal Gardenia, which opened its doors to guests during the quarter, was conferred the highest rating for green buildings in the world – the LEED India Platinum Rating. This recognition makes it the world's largest platinum rated hotel – yet another endorsement of ITC's leadership in sustainability practices. Apart from its Green credentials, The Royal Gardenia scores high on natural sophistication and elegance, promising its discerning guests unsurpassed refined living.

The business continues to pursue an aggressive investment led growth strategy recognising the longer-term potential of this sector and the need for increased room capacities commensurate with India's economic growth.

Paperboards, Specialty Papers & Packaging

With segment revenues of the quarter posting a strong growth of 29% over the previous year, segment results registered an even more impressive growth of 81%. The improvement in profitability was driven by an enriched mix of valued added products, which grew by 50%, higher capacity utilisation, lower input costs and significant value capture in pulp mill operations.

Recent investments in paper and pulp capacities have enabled the business to tap the emerging growth opportunities in the writing and printing paper segments and further consolidate its market standing. The doubling of pulp capacity, as a result of the investment in the 'Ozone Bleached' Pulp mill, has enabled the business to achieve cost competitiveness.

In the Packaging and Printing business, satisfactory commissioning of investments in the flexibles and carton lines has enhanced its capability to deliver value added packaging to key customers in the consumer electronics and FMCG industries. Sales of carton packaging to external customers rose by 47% over the previous year. The business continues to provide state-of-the-art strategic sourcing support to the cigarette business. Its full range of capabilities riding on multiple packaging platforms will enable the business to build a strong position in the domestic and export markets.

Agri Business

The Agri business improved its profits significantly, driven by the continuing strong performance of the leaf tobacco portfolio. The business maintained its position as the foremost exporter of leaf tobacco with export revenues for the quarter registering an unprecedented growth of 194% on the back of growing demand for Indian tobaccos. Gains were made in new business development, even as the business continued to make customised product and service offerings to both existing and new customers. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives.

The Company deepened its social sector imprint by expanding to newer districts during the period. Social development projects are currently being progressed in 55 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's initiative in the recycling programme 'Wealth out of Waste (WOW)' in various southern cities and towns has created considerable awareness on the benefits of the "Reduce, Reuse, Recyle" process. The success of this unique initiative, acclaimed by Indian civic authorities and applauded beyond India's borders, will be leveraged to extend this programme to other cities in the country.

Flowing from its commitment to the triple bottom line philosophy, ITC has chosen Wind Energy as a focus area for enhancing its positive environmental footprint. The Company's total investment in Wind Energy will soon touch Rs.275 crores post commissioning of wind turbines in Maharashtra and Karnataka. The Company has already invested close to Rs.125 crores in wind energy generation in Tamil Nadu and Maharasthra to meet the requirements of its Packaging business in Chennai and Hotels business in Mumbai. These Clean Energy Initiatives have delivered high performance parameters. The Company's investments in Wind Energy are eligible for Carbon Credits under the Clean Development Mechanism of the Kyoto Protocol, resulting in substantial cost savings.

The Company's social sector footprint can be seen at a glance in the following chart: :

Intervention Areas	Unit of Measurement	Dec 2009 (Cumulative Achievement)
Total Districts Covered	Number	55
Social and Farm Forestry		
Area Planted	Hectare	102,973
Soil Moisture Conservation Programme		
Area Covered	Hectare	47,812
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13,727
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	148
Animal Husbandry Services	Milch Animals	366,771
Economic Employment of Women		
SHG Members	Persons	18,811
Women Entrepreneurs	Persons	22,162
Primary Education		
Beneficiaries	Children	216,422
Health and Sanitation		
Low Cost Sanitary Units	Number	2,746

The Board of Directors, at its meeting in Kolkata on 22nd January 2010, approved the financial results for the quarter ended 31st December 2009, which are enclosed.



(Nazeeb Arif)
Vice President
Corp. Communications

ITC Limited

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2009 (Standalone)

(Rs. in Crores)

		Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine Months ended 31.12.2009	Nine Months ended 31.12.2008	Twelve months ended 31.03.2009 (Audited)
GROSS INCOME		6868.86	5917.15	19567.24	17719.91	23678.46
NET SALES	(1)	4531.85	3833.31	12907.12	11496.30	15388.11
OTHER OPERATING INCOME	(2)	48.30	25.34	151.23	159.02	194.62
NET INCOME (1+2)	(3)	4580.15	3858.65	13058.35	11655.32	15582.73
EXPENDITURE						
a) (Increase) / decrease in stock-in-trade and work in progress		(49.02)	(48.03)	(30.13)	(204.64)	(123.69)
b) Consumption of raw materials		1680.32	1298.39	4582.39	4070.53	5315.78
c) Purchase of traded goods		190.97	266.73	609.58	1003.19	1254.69
d) Employees cost		222.79	212.95	746.93	668.73	890.88
e) Depreciation		154.87	144.20	454.85	404.30	549.41
f) Other expenditure		827.45	750.57	2464.49	2362.66	3191.91
g) Total	(4)	3027.38	2624.81	8828.11	8304.77	11078.98
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1552.77	1233.84	4230.24	3350.55	4503.75
OTHER INCOME	(6)	159.12	97.56	315.13	288.06	340.31
PROFIT BEFORE INTEREST (5+6)	(7)	1711.89	1331.40	4545.37	3638.61	4844.06
INTEREST (Net)	(8)	10.87	0.45	34.85	4.64	18.32
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1701.02	1330.95	4510.52	3633.97	4825.74
TAX EXPENSE	(10)	556.85	427.74	1477.74	1179.37	1562.15
NET PROFIT AFTER TAX (9-10)	(11)	1144.17	903.21	3032.78	2454.60	3263.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	379.53	377.15	379.53	377.15	377.44
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	-	-	13302.55
EARNINGS PER SHARE (Rs.)	(14)					
- Basic (Rs.)		3.02	2.40	8.02	6.51	8.66
- Diluted (Rs.)		2.99	2.39	7.94	6.50	8.64
PUBLIC SHAREHOLDING	(15)					
- NUMBER OF SHARES		3780578142	3750074507	3780578142	3750074507	3753088129
- PERCENTAGE OF SHAREHOLDING		99.61	99.43	99.61	99.43	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.	N.A.	N.A.

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 22nd January, 2010.

(ii) Figures for the previous periods are re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2130 Crores and Rs. 6194 Crores for the quarter and nine months ended 31st December, 2009 being Excise Duties and other Local Taxes. (Corresponding previous quarter and nine months ended 31st December, 2008 - Rs. 1961 Crores and Rs. 5777 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, 1,51,45,640 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 31st December, 2009 stands increased to Rs. 379,53,25,160/-.

(vii) During the quarter, one investor complaint was received, which was promptly attended to by the Company. There were no complaints pending at the beginning or at the end of the quarter.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 31st December, 2009 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months ended 31st December, 2009

(Rs. in Crores)

	Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine Months ended 31.12.2009	Nine Months ended 31.12.2008	Twelve months ended 31.03.2009 (Audited)
1. Segment Revenue					
a) FMCG - Cigarettes - Gross	4422.53	3901.51	12766.23	11165.81	15115.07
- Net	2331.63	1993.54	6676.92	5545.30	7556.84
- Others - Gross	891.75	722.33	2516.41	2175.21	3014.04
- Net	889.62	720.00	2510.20	2168.84	3005.64
Total FMCG - Gross	**5314.28**	**4623.84**	**15282.64**	**13341.02**	**18129.11**
- Net	**3221.25**	**2713.54**	**9187.12**	**7714.14**	**10562.48**
b) Hotels - Gross	264.51	270.54	636.53	778.93	1020.27
- Net	247.65	247.12	594.50	714.42	935.45
c) Agri Business - Gross	905.16	621.51	2874.05	3320.09	3845.98
- Net	905.16	621.51	2874.05	3320.09	3845.98
d) Paperboards, Paper & Packaging - Gross	845.31	669.93	2397.60	2074.93	2821.96
- Net	811.80	627.09	2304.80	1933.47	2647.10
Total - Gross	**7329.26**	**6185.82**	**21190.82**	**19514.97**	**25817.32**
- Net	**5185.86**	**4209.26**	**14960.47**	**13682.12**	**17991.01**
Less : Inter-segment revenue - Gross	667.82	391.57	2089.94	2242.14	2673.79
- Net	654.01	375.95	2053.35	2185.82	2602.90
Gross sales / Income from operations	**6661.44**	**5794.25**	**19100.88**	**17272.83**	**23143.53**
Net sales / Income from operations	**4531.85**	**3833.31**	**12907.12**	**11496.30**	**15388.11**
2. Segment Results					
a) FMCG - Cigarettes	1309.84	1134.14	3686.90	3102.42	4183.77
- Others	(86.03)	(127.01)	(270.82)	(366.17)	(483.45)
Total FMCG	**1223.81**	**1007.13**	**3416.08**	**2736.25**	**3700.32**
b) Hotels	76.29	91.07	138.44	245.08	316.18
c) Agri Business	104.08	50.18	378.05	203.12	256.18
d) Paperboards, Paper & Packaging	201.41	111.05	515.44	356.72	508.63
Total	**1605.59**	**1259.43**	**4448.01**	**3541.17**	**4781.31**
Less : i) Interest (Net)	10.87	0.45	34.85	4.64	18.32
ii) Other un-allocable income net of un-allocable expenditure	(106.30)	(71.97)	(97.36)	(97.44)	(62.75)
Profit Before Tax	**1701.02**	**1330.95**	**4510.52**	**3633.97**	**4825.74**
Tax Expense	556.85	427.74	1477.74	1179.37	1562.15
Profit After Tax	**1144.17**	**903.21**	**3032.78**	**2454.60**	**3263.59**
3. Capital Employed					
a) FMCG - Cigarettes *			3079.88	2879.39	3076.55
- Others			1668.88	2321.27	2086.63
Total FMCG			**4748.76**	**5200.66**	**5163.18**
b) Hotels			2394.16	2069.84	2188.89
c) Agri Business			1503.83	835.47	1038.32
d) Paperboards, Paper & Packaging			3632.71	3802.27	3771.15
Total Segment Capital Employed			**12279.46**	**11908.24**	**12161.54**

*Before considering provision of Rs. 625 Crores (31.12.2008 - Rs. 579 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and nine months are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods are re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 22nd January, 2010
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SEC Mail
Mail Processing
Section
JAN 29 2010
Washington, DC
109

Dear Sirs,

Board of Directors

We write to advise that the Board of Directors of the Company at its meeting held on 22nd January, 2010 appointed:

(i) Mr. A. Baijal, IAS (Retd.), as an Additional Non-Executive Director of the Company.

(ii) Mr. S. Banerjee, IAS (Retd.), as an Additional Non-Executive Director of the Company, representing the Specified Undertaking of the Unit Trust of India.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

SE
Mail
S
JAN 21 2010
Wash DC
109



ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India.
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 22nd January, 2010 has issued and allotted 9,24,970 Ordinary Shares of Re.1/- each, upon exercise of 92,497 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 22nd January, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 380,09,46,650/- divided into 380,09,46,650 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

SEC Mail
Mail Processing
Section
JAN 29 2010
Washington, DC
109



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd January, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL
Washington, DC
109

Dear Sirs,

Unaudited Financial Results for the Quarter and Nine months ended 31st December, 2009

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine months ended 31st December, 2009, approved at the meeting of the Board of Directors of the Company held on 22nd January, 2010.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter and Nine months ended 31st December, 2009, is also enclosed.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

SEC Mail
Mail Processing
Section
JAN 29 2010
Washington, DC
109

SEC Mail
Mail Processing
Section
JAN 25 2010
Washington, DC
109

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

SEC Mail
Mail Processing
Section
JAN 29 2010
Washington, DC
109

SEC Mail
Mail Processing
Section
JAN 29 2010
Washington, DC
109

ITC Limited

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2009 (Standalone)

(Rs. in Crores)

		Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine Months ended 31.12.2009	Nine Months ended 31.12.2008	Twelve months ended 31.03.2009 (Audited)
GROSS INCOME		6868.86	5917.15	19567.24	17719.91	23678.46
NET SALES	(1)	4531.85	3833.31	12907.[illegible]	11496.30	15388.11
OTHER OPERATING INCOME	(2)	48.30	25.34	[illegible]	159.02	194.62
NET INCOME (1+2)	(3)	4580.15	3858.65	13058[illegible]	11655.32	15582.73
EXPENDITURE						
a) (Increase) / decrease in stock-in-trade and work in progress		(49.02)	(48.03)	(30.13)	(204.64)	(123.69)
b) Consumption of raw materials		1680.32	1298.39	[illegible].39	4070.53	5315.78
c) Purchase of traded goods		190.97	266.73	609.58	[illegible]3.19	1254.69
d) Employees cost		222.79	212.95	746.[illegible]	668.73	890.88
e) Depreciation		154.87	144.20	454.85	404.30	549.41
f) Other expenditure		827.45	750.57	2464.49	2362.66	3191.91
g) Total	(4)	3027.38	2624.81	8828.11	8304.77	11078.98
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1552.77	1233.84	4230.24	3350.55	4503.75
OTHER INCOME	(6)	159.12	97.56	315.13	288.06	340.31
PROFIT BEFORE INTEREST (5+6)	(7)	1711.89	1331.40	4545.37	3638.61	4844.06
INTEREST (Net)	(8)	10.87	0.45	34.85	4.64	18.32
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1701.02	1330.95	4510.52	3633.97	4825.74
TAX EXPENSE	(10)	556.85	427.74	1477.74	1179.37	1562.15
NET PROFIT AFTER TAX (9-10)	(11)	1144.17	903.21	3032.78	2454.60	3263.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	379.53	377.15	379.53	377.15	377.44
RESERVES EXCLUDING REVALUATION RESERVES	(13)	-	-	-	-	13302.55
EARNINGS PER SHARE (Rs.)	(14)					
- Basic (Rs.)		3.02	2.40	8.02	6.51	8.66
- Diluted (Rs.)		2.99	2.39	7.94	6.50	8.64
PUBLIC SHAREHOLDING	(15)					
- NUMBER OF SHARES		3780578142	3750074507	3780578142	3750074507	3753088129
- PERCENTAGE OF SHAREHOLDING		99.61	99.43	99.61	99.43	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.	N.A.	N.A.

SEC Mail Processing Section
JAN 29 2010
Washington, DC
109

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 22nd January, 2010.

(ii) Figures for the previous periods are re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2130 Crores and Rs. 6194 Crores for the quarter and nine months ended 31st December, 2009 being Excise Duties and other Local Taxes. (Corresponding previous quarter and nine months ended 31st December, 2008 - Rs. 1961 Crores and Rs. 5777 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, 1,51,45,640 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 31st December, 2009 stands increased to Rs. 379,53,25,160/-.

(vii) During the quarter, one investor complaint was received, which was promptly attended to by the Company. There were no complaints pending at the beginning or at the end of the quarter.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 31st December, 2009 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months ended 31st December, 2009

(Rs. in Crores)

	Quarter ended 31.12.2009	Quarter ended 31.12.2008	Nine Months ended 31.12.2009	Nine Months ended 31.12.2008	Twelve months ended 31.03.2009 (Audited)
1. Segment Revenue					
a) FMCG - Cigarettes - Gross	4422.53	3901.51	12766.23	11165.81	15115.07
- Net	2331.63	1993.54	6676.92	5545.30	7556.84
- Others - Gross	891.75	722.33	2516.41	2175.21	3014.04
- Net	889.62	720.00	2510.20	2168.84	3005.64
Total FMCG - Gross	**5314.28**	**4623.84**	**15282.64**	**13341.02**	**18129.11**
- Net	**3221.25**	**2713.54**	**9187.12**	**7714.14**	**10562.48**
b) Hotels - Gross	264.51	270.54	636.53	778.93	1020.27
- Net	247.65	247.12	594.50	714.42	935.45
c) Agri Business - Gross	905.16	621.51	2874.05	3320.09	3845.98
- Net	905.16	621.51	2874.05	3320.09	3845.98
d) Paperboards, Paper & Packaging - Gross	845.31	669.93	2397.60	2074.93	2821.96
- Net	811.80	627.09	2304.80	1933.47	2647.10
Total - Gross	**7329.26**	**6185.82**	**21190.82**	**19514.97**	**25817.32**
- Net	**5185.86**	**4209.26**	**14960.47**	**13682.12**	**17991.01**
Less : Inter-segment revenue - Gross	667.82	391.57	2089.94	2242.14	2673.79
- Net	654.01	375.95	2053.35	2185.82	2602.90
Gross sales / Income from operations	**6661.44**	**5794.25**	**19100.88**	**17272.83**	**23143.53**
Net sales / Income from operations	**4531.85**	**3833.31**	**12907.12**	**11496.30**	**15388.11**
2. Segment Results					
a) FMCG - Cigarettes	1309.84	1134.14	3686.90	3102.42	4183.77
- Others	(86.03)	(127.01)	(270.82)	(366.17)	(483.45)
Total FMCG	**1223.81**	**1007.13**	**3416.08**	**2736.25**	**3700.32**
b) Hotels	76.29	91.07	138.44	245.08	316.18
c) Agri Business	104.08	50.18	378.05	203.12	256.18
d) Paperboards, Paper & Packaging	201.41	111.05	515.44	356.72	508.63
Total	**1605.59**	**1259.43**	**4448.01**	**3541.17**	**4781.31**
Less : i) Interest (Net)	10.87	0.45	34.85	4.64	18.32
ii) Other un-allocable income net of un-allocable expenditure	(106.30)	(71.97)	(97.36)	(97.44)	(62.75)
Profit Before Tax	**1701.02**	**1330.95**	**4510.52**	**3633.97**	**4825.74**
Tax Expense	556.85	427.74	1477.74	1179.37	1562.15
Profit After Tax	**1144.17**	**903.21**	**3032.78**	**2454.60**	**3263.59**
3. Capital Employed					
a) FMCG - Cigarettes *			3079.88	2879.39	3076.55
- Others			1668.88	2321.27	2086.63
Total FMCG			**4748.76**	**5200.66**	**5163.18**
b) Hotels			2394.16	2069.84	2188.89
c) Agri Business			1503.83	835.47	1038.32
d) Paperboards, Paper & Packaging			3632.71	3802.27	3771.15
Total Segment Capital Employed			**12279.46**	**11908.24**	**12161.54**

*Before considering provision of Rs. 625 Crores (31.12.2008 - Rs. 579 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and nine months are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods are re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 22nd January, 2010
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Deloitte
Haskins & Sells

Chartered Accountants
Bengal Intelligent Park
Building Alpha, 1st Floor
Block - EP & GP, Sector - V
Salt Lake Electronics Complex
Kolkata - 700 091
India

Tel.: +91 (33) 6612 1000
Fax: +91 (33) 6612 1001

The Board of Directors

ITC Limited

Virginia House

37 J. L. Nehru Road

Kolkata- 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results ("the Statement") of ITC Limited for the quarter and nine months ended 31st December, 2009. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2400, *Engagements to review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Statement prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges

including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For Deloitte Haskins & Sells
Chartered Accountants
Regn. No. 302009E

P.R. Ramesh

P.R. Ramesh
Partner
Membership No.: 70928

Place: Kolkata
Date: 22nd January 2010